FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2008

Commission File No. 1-08346

TDK CORPORATION
(Translation of registrant's name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        x               Form 40-F

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the  information  contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No              x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

         TDK Corporation

     (Registrant)

July 31, 2008

     BY: /s/ Tatsuhiko Atsumi

Tatsuhiko Atsumi

General Manager

Corporate Communications Department

Administration Group

Contact s:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81) - 3-5201-7102
E -mail; pr @mb1.tdk.co.jp

ANNOUNCEMENT OF CORPORATE SPLIT
( ABSORPTION TYPE CORPORATE SPLIT WITHOUT OBTAINING THE APPROVAL OF GENERAL MEETING OF SHAREHOLDERS OF TDK CORPORATION ( KAN’I-KYUS H U-BUNKATSU ) )

WITH DENSEI-LAMBDA K.K.

TOKYO JAPAN, July 31, 2008 -- --- It is hereby announced that TDK Corporation (hereinafter the "Company") resolved at a meeting of the B oard of D irectors held today that it will procure the succession by DENSEI-LAMBDA K.K. (hereinafter "DENSEI-LAMBDA") to the business conducted by the Company's power systems business group and other business es pertaining thereto ( excluding the following businesses: (i) any business dealing with DCDC converters for EV (Electronic Vehicles) ; (ii) any business dealing with products related to power supply for plasma display and prototypes pertaining thereto , etc.; (iii) any business conducted by the electronic components sales group of the Company; and (iv) any business related to planning and administration concerning management of the power systems business group of the Company) ( hereinafter, such businesses to be succeeded to by DENSEI-LAMBDA shall be referred to as the "Businesses ") by way of an absorption type corporate split (absorption type corporate split without obtaining the approval of a general meeting of shareholders of the Company (kan ’i-kyushu-bunkatsu )) ( hereinafter the "Absorption Type Corporate Split" )) effective as of October 1, 2008.

     In addition, items and contents that are supposed to be disclosed herein are partially omitted and such omission is allowed because the Absorption T ype Corporate Split is a corporate split without obtaining the approval of a general meeting of shareholders of the Company ( kan’ i-kyushu-bunkatsu) by which the Company has its wholly owned subsidiary, all of the issued shares of which are directly or indirectly held by the Company, succeed to its rights and obligations.

1. Purpose of the Absorption T ype Corporate Split

      The purpose of the Absorption T ype Corporate Split is to integrate the technologies and sales capabilities of DENSEI-LAMBDA as a leading company of switching power supplies in the industrial market and the power devices that consist of the raw materials and material technologies of the Company.

      On this occasion, the Company has determined that the transfer of a part of the rights and obligations belonging to the Business es of the Company to, and integration thereof into, DENSEI-LAMBDA will establish a structure that will allow us to meet, as a specialized company, various demands of the market that will expand and change in the future and contribute to the expansion of our power supply business.

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2 . Outline of Absorption T ype Corporate Split

(1) Schedule of Corporate Split

Meeting of Board of Directors to Resolve the Absorption Type Corporate Split:	July 3 1, 2008
Execution of the A greement C oncerning Absorption T ype Corporate Split:	August 1, 2008 (to be confirmed)
Scheduled D ate of Corporate Split ( e ffective d ate):	October 1, 2008 (to be confirmed )

(Note) Pursuant to Article 784, Paragraph 3 of the Companies Act, the Company will implement the Absorption T ype Corporate Split without obtaining the approval of a general meeting of its shareholders ( so-called kan’ i-soshiki -saihen ) and similarly, pursuant to Article 796, Paragraph 1 of the Companies Act, DENSEI-LAMBDA will implement the Absorption T ype Corporate Split without obtaining the approval of a general meeting of its shareholders ( so-called ryakushiki- soshiki -saihen ).

(2) Method of Corporate Split

Spin off absorption type (Bunsha-gata ) (butteki ) corporate split, in which the Company and DENSEI-LAMBDA will be the Splitting Company and the S ucceeding C ompany, respectively.

(3) Capital Reduction, etc. due to Corporate Split

The capital, etc. of the Company shall not change due to the Absorption T ype Corporate Split.

(4) Treatment of Stock Acquisition Rights and Corporate Bond with Stock Acquisition Rights of t he Splitting Company

The s tock a cquisition r ights issued by the Company are not affected by the Absorption Type Corporate Split. The Company does not issue any corporate bond with stock a cquisition r ights.

(5) Rights and Obligations to be Succeeded by DENSEI-LAMBDA

DENSEI-LAMBDA shall succeed to part of the rights and obligations, such as the assets and liabilities, belonging to the Businesses of the Company.

In addition, the liabilities to be succeeded by the Absorption Type Corporate Split shall be assumed by DENSEI-LAMBDA and the Company shall be released therefrom.

(6) Capability of Satisfying Liabilities

Both of the Company and DENSEI-LAMBDA have concluded that there are no doubts as to th eir capability to satisfy the liabilities borne by each of the Company and DENSEI-LAMBDA on and after the effective date of the Absorption Type Corporate Split.

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3 . Outline of the Companies subject to Corporate Split

                                         As of March 31, 2008

	Splitting Company (the Company)	Succeeding Company (DENSEI-LAMBDA )
(1) Company Name	TDK Corporation	DENSEI-LAMBDA K.K.
(2) Business	Manufacture and sales of electronic components	Development, production, sales and maintenance-service of switching power supplies and peripherals, uninterruptible power supplies and engine generators
(3) Date of Incorporation	December 7, 1935	June 6, 1978
(4) Location of Head Office	13-1, Nihonbashi 1 cho-me, Chuo-ku, Tokyo	Denpa Building, 11-15, Higashi Gotanda 1 cho-me, Shinagawa-ku, Tokyo
(5) Title/ Name of Representative	Takehiro Kamigama, President and Chief Operating Officer	Takeo Suzuki, Representative Director, President
(6) Capital	32,641 million yen	2,976 million yen
(7) Total Number of Issued Shares	129,590,659 shares	17 shares
(8) Net Assets	716,577 million yen (consolidated)	16,907 million yen (non consolidated)
(9) Total Assets	935,533 million yen (consolidated)	37,608 million yen (non consolidated)
(10) Fiscal Year	March 31	March 31
(11) Large Shareholders and their Holdings Ratio

Japan Trustee Services Bank, Ltd. (trust account) 10.15%

The Master Trust Bank of Japan, Ltd. (trust account) 9.67%

Matsushita Electric Industrial Co., Ltd. 4.82%

Deutsche Securities Inc. 4.29%

Societe Generale Securities Ltd, Tokyo Branch 1.84%

State Street Bank and Trust Company 1.78%

BNP Paribas Securities ( Japan ) Limited 1.75%

Nats Cumco 1.71%

Trust & Custody Services Bank, Ltd. (securities investment trust account) 1.70%

Nippon Life Insurance Company 1.65%

TDK Corporation 47.06% Lambda Holdings Inc. 47.06% Lambda Far East Limited 5.88%

(Note) Any and all issued shares of DENSEI-LAMBDA are A class shares.

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4 . Outline of Business subject to Corporate Split

(1) Content s of Business Division subject to Corporate Split

T he business conducted by the Company's power systems business group and other business es pertaining thereto ( excluding the following businesses: (i) any business dealing with DCDC converters for EV (Electronic Vehicles) ; (ii) any business dealing with products related to power supply for plasma display and prototypes pertaining thereto , etc.; (iii) any business conducted by the electronic components sales group of the Company; and (iv) any business related to planning and administration concerning management of the power systems business group of the Company).

(2) Operating Results of Business Division subject to Corporate Split as of the Fiscal Term ending in March,

2008

	Performance of the Business D ivision subject to Corporate Split ( A)	Performance of the Company (Before Corporate Split) (B )	Ratio ( A ) / ( B )
Sales (JPY million)	10,004	353,034	2.80%

5.  Situation of the Company (listed company) after the Absorption Type Corporate Split

(1) Company Name:           TDK Corporation

(2) Business :           Manufacture and sale of electronic components

(3) Location of Head Office:      Nihonbashi, Chuo-ku, Tokyo

(4) Title/ Name of Representative:      Takehiro Kamigama, President and Chief Operating Officer

(5) Capital :           32 ,641 million yen

(6) Fiscal Year:             March 31

(7) Prospects for the Future           The impact of the Absorption Type Corporate on the performance of the   Company is expected to be minor.

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